Filed by:  New NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                        Registration Statement: 333-33896

        On October 30, 2000, NiSource Inc. issued a press release regarding the Exchange Ratio for Columbia Energy Group stock in connection with the acquisition of Columbia by NiSource. The text of the press release is set forth below.

                            TEXT OF PRESS RELEASE
                              OCTOBER 30, 2000

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    NEWS                                        [NISOURCE LOGO]
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                                                801 E. 86th Avenue
                                                Merrillville, IN 46410

   FOR IMMEDIATE RELEASE

   FOR ADDITIONAL INFORMATION

   Media
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   NiSource-Sally Anderson (219) 647-6203

   Investor Relations
   ------------------
   NiSource-Dennis Senchak (219) 647-6085
   NiSource-Rae Kozlowski (219) 647-6083


      NISOURCE ANNOUNCES EXCHANGE RATIO FOR COLUMBIA ENERGY GROUP STOCK

        MERRILLVILLE, Ind., (October 30, 2000) - NiSource Inc. today announced an exchange ratio of 3.04414 NiSource shares for each Columbia common share electing to receive stock, subject to proration and based on the previously announced November 1, 2000, effective date for the merger of the companies. On this basis, the deadline for Columbia shareholders to elect to receive NiSource stock in exchange for Columbia common stock is 5 p.m. New York time today.

        Under terms of the merger, the exchange ratio was determined by dividing $74.00 by the average closing price of NiSource common stock during the 30 consecutive trading days immediately preceding the second trading day prior to completion of the merger, but not more than 4.4848 shares. Based on the effective date of November 1, this period began September 18 and ended October 27. The average for the period, computed pursuant to the merger agreement, was $24.3090.

        Columbia shareholders wishing to receive New NiSource stock in the merger must submit their completed election forms and stock certificates or notice of guaranteed delivery in time to be received by the exchange agent, ChaseMellon Shareholder Services, L.L.C., no later than 5 p.m. New York City time today. Shareholders are asked to review the stock election materials for details, and to contact ChaseMellon Shareholder Services at 1-800-685-4258 with additional questions.

        The companies said they would announce any changes in the effective date in a press release, on the NiSource and Columbia web sites, www.nisource.com and www.columbiaenergygroup.com, respectively, and in a filing with the Securities and Exchange Commission.

        NiSource Inc. (NYSE: NI) is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of natural gas, electricity and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas to Chicago to Maine. More information about the company is available on the Internet at www.nisource.com

        Columbia Energy Group (NYSE: CG), based in Herndon, Va., is one of the nation's leading energy services companies. Its operating companies engage in nearly all phases of the natural gas business, including exploration and production, transmission, storage and distribution. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource and Columbia Energy. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.

                                  * * * * *

        This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of federal and state regulators.

        Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territory, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

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